Free Writing Prospectus to Preliminary Terms No. 10,536

Registration Statement Nos. 333-250103; 333-250103-01

Dated October 5, 2023; Filed pursuant to Rule 433

Morgan Stanley

5-Year SPUMP40 Contingent Income Buffered Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	S&P® U.S. Equity Momentum 40% VT 4% Decrement Index (SPUMP40). For information about the underlying index, see the accompanying preliminary terms.
Early redemption:

If the index closing value of the underlying index is greater than or equal to the initial index value on any monthly redemption determination date (beginning after one year), the securities will be automatically redeemed

Coupon barrier level:	70% of the initial index value
Buffer amount:	25%
Contingent monthly coupon:	At least 10.00% per annum, with a memory feature. See the accompanying preliminary terms.
Coupon payment dates:	Monthly
Early redemption dates:	Beginning after one year, monthly
Pricing date:	October 26, 2023
Final observation date:	October 26, 2028
Maturity date:	October 31, 2028
CUSIP:	61775MHQ2
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988223026787/ms10536_fwp-14313.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Underlying Index	Payment at Maturity (excluding any coupon payable at maturity)
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-25%	$1,000.00
-26%	$990.00
-30%	$950.00
-40%	$850.00
-50%	$750.00
-60%	$650.00
-70%	$550.00
-80%	$450.00
-90%	$350.00
-100%	$250.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities provide a minimum payment at maturity of only 25% of your principal.

●The securities do not provide for the regular payment of interest.

●The contingent monthly coupon, if any, is based on the value of the underlying index on only the related monthly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in the value of the underlying index.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlying index.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 5-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $884.20 per security, or within $34.20 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Index

●No assurance can be given that the investment strategy used to construct the underlying index will achieve its intended results or that the underlying index will be successful or will outperform any alternative index or strategy that might reference the Index Components.

●The decrement of 4% per annum will adversely affect the performance of the underlying index in all cases, whether the underlying index appreciates or depreciates.

●The underlying index is subject to risks associated with the use of significant leverage.

●The underlying index may not be fully invested.

●The underlying index was established on March 14, 2022 and therefore has very limited operating history.

●As the underlying index is new and has very limited historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●The E-mini® Russell 2000® futures contracts are one of the Index Components and are subject to risks associated with small-capitalization companies.

●Adjustments to the underlying index could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.